SOUTHLAKE CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended March 31, 2016

Balance, March 31, 2015	$ 43,598
Distribution to member	(1,100)
Net loss	(6,358)
Balance, March 31, 2016	$ 36,140

The accompanying notes are an integral part of these financial statements.